

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via Facsimile

Mr. W. Matt Ralls
President and Chief Executive Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

> **Re:** **Rowan Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-05491**

Dear Mr. Ralls:

We have reviewed your response letter dated June 14, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   We note your response to comment two from our letter dated June 7, 2011. Please identify the provider you have engaged for spill response assistance. In the alternative, give investors an understanding of the spill response organization's capabilities for handling a spill by explaining its experience, certifications, location and resources.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Parker Morrill at (202) 551-3696 or Alexandra M. Ledbetter at (202) 551-3317 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director